Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

November 24, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 17,531,373

SUPPLY OF WIND TURBINES FOR NEW BRUNSWICK

A major European wind turbine manufacturer has agreed to supply 20 megawatts of new wind turbine generators in 2006, for our Grand Manan Project in New Brunswick, Canada. The value of the purchase is over Cdn. $20 million and the agreement for 2006 delivery must be finalized in a formal Turbine Supply Agreement prior to January 31, 2006.

The turbine manufacturer will supply the agreement to the Company prior to December 16, 2005. We anticipate its timely execution.

The Company was awarded the 20-megawatt contract from New Brunswick Power on June 24, 2004.

During the past year, the Company has executed over $800 million of power purchase agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, from three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.